File Nos. 69-362

69-412

69-419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption under

Rule U-3A-2 from the Provisions of the Public Utility

Holding Company Act of 1935

To Be Filed Annually prior to March 1

DQE, Inc.

(File No. 69-362),

DQE Enterprises, Inc.

(File No. 69-412)

and

DQE Energy Services, LLC

(File No. 69-419)

(Names of Companies)

For the year ended December 31, 2002

Each of DQE, Inc.; DQE Enterprises, Inc.; and DQE Energy Services, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

DQE, Inc. and DQE Enterprises, Inc. are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE Energy Services, LLC is a public utility holding company and a limited liability company organized in the State of Delaware. DQE is not engaged in any business independent of that conducted through its subsidiaries. DQE has nine wholly owned subsidiaries: Duquesne Light Company; DQE Enterprises; DQE Energy Services; DQE Systems, Inc.; DQE Financial Corp.; DQE Capital Corporation; Cherrington Insurance Ltd.; Duquesne Power Inc.; and Brighter Light Corporation. DQE also has one majority-owned subsidiary: AquaSource, Inc.

(1) Duquesne Light and Subsidiaries. Duquesne Light is a public utility company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 (“PUHCA”). Duquesne Light is engaged in the transmission, distribution and sale of electric energy and provides service to approximately 587,000 direct customers in southwestern Pennsylvania, a territory of approximately 800 square miles. At December 31, 2002, Duquesne Light had 1,297 employees.

Duquesne Light has four wholly owned subsidiaries, Monongahela Light & Power Company; Duquesne Financial LLC; DQE Energy Limited (which in turn has one wholly owned subsidiary, Monticello Corporation); and DQE Energy Two Limited. Duquesne Light is also the 1% general partner of Duquesne Capital L.P. and the 99% limited partner of Duquesne Financial, L.P. (of which Duquesne Financial, LLC is the 1% general partner).

Monongahela Light & Power has three wholly owned subsidiaries: Oakridge Resources, Inc.; DataCom Information Systems LLC; and ValuSource Energy Services, LLC. Oakridge Resources owns a 50% joint venture interest in Laurel Ventures, which is engaged in the mining, marketing and sale of coal. DataCom operates the Customer Advanced Reliability System, the electronic automated meter-reading and reliability system used by Duquesne Light. ValuSource is a licensed electric generation supplier in Pennsylvania, purchasing generation supply and selling it to its sole customer, Duquesne Light. Monongahela Light & Power also owns 12.5% of Maglev, Inc., which was formed to develop a high-speed magnetic levitation transportation project for Pittsburgh.

DQE Energy, DQE Energy Two and Monticello are engaged in activities related to the competitive transition charges for Duquesne Light.

Duquesne Financial, L.P. has one wholly owned subsidiary, DQU II Funding Corporation, which provides financing to other subsidiaries of Duquesne Light.

Duquesne Light, Monongahela Light & Power, Oakridge Resources, Laurel Ventures, Maglev, and Duquesne Financial, L.P. are organized under the laws of Pennsylvania. Duquesne Capital L.P., DataCom, DQU II Funding, Valusource, Monticello and Duquesne Financial LLC are organized under the laws of Delaware. DQE Energy and DQE Energy Two are organized under the laws of the Cayman Islands.

(2) AquaSource and Subsidiaries. AquaSource is a water resource management company with seven wholly owned subsidiaries: AquaSource Development Company; AquaSource Operations, Inc.; AquaSource Services—Alabama, Inc.; AquaSource Services—Massachusetts, Inc.; AquaSource Services—Rhode Island, Inc.; AquaUtility Construction I, LLC; and The Reynolds Group, Inc. AquaSource owns all of the common stock and 90% of the preferred stock of AquaSource Utility, Inc.; the remaining 10% of the preferred stock is owned by two unrelated third parties. AquaSource formerly owned 80% of Chattanooga Water Company, a Tennessee corporation, which was administratively dissolved in January 2003.

Beginning in the third quarter of 2002, we have entered into agreements to sell substantially all of AquaSource’s assets.

On July 29, 2002, we entered into an agreement to sell AquaSource’s investor-owned water utilities to Philadelphia Suburban Corporation (PSC). In addition, PSC is acquiring selected operating and maintenance contract operations in seven states that are closely integrated with the investor-owned water utilities being acquired. The businesses being acquired represent approximately 85% of AquaSource’s 2001 total assets. The closing is expected to occur in the second half of 2003, contingent upon regulatory approvals.

On August 5, 2002, we announced the sale of AquaSource’s Hawaiian water utility subsidiary to California Water Services Group (CWSG). The closing is expected to occur in the second quarter of 2003, contingent upon regulatory approval.

On November 22, 2002, we sold the entities comprising the majority of AquaSource’s contract operations business to Southwest Water Company. The portions of the business sold had operations primarily in and around Houston, Texas, and the Colorado region. These operations represented approximately 20% of AquaSource’s 2001 total revenues and less than 2% of its 2001 assets. These contract operations provide operating, maintenance, and management services to state, county, municipal and other privately owned water and wastewater systems.

AquaSource Development is engaged in developing, owning and operating water and wastewater system facilities and infrastructure, primarily for new residential homes. The stock of AquaSource Development is included as part of the sale transaction with PSC.

AquaSource Operations provides operating and maintenance contract operations and other miscellaneous services for third party water and wastewater systems in seven states, and which are closely integrated with the investor-owned utilities being acquired by PSC. AquaSource Operations consists primarily of the non-regulated businesses and assets being acquired by PSC.

AquaSource Services—Alabama, Inc.; AquaSource Services—Massachusetts, Inc.; and AquaSource Services—Rhode Island, Inc. provide operating and maintenance contract services for third party water and wastewater systems in the states of Alabama, Massachusetts and Rhode Island, respectively. On February 13, 2003, we entered into an agreement to sell the Massachusetts and Rhode Island entities to Aquarion Services Company.

AquaSource Utility, directly and through its subsidiaries, owns regulated utility assets (water and wastewater) and holds investments in such regulated utility companies. AquaSource Utility has the following direct, wholly owned subsidiaries: AquaSource Utility-New Jersey, Inc.; AquaSource Utility-North Carolina, Inc.; AquaSource Utility-Virginia, Inc.; AquaSource/CU, Inc.; AquaSource/RU, Inc.; AquaSource/UC, Inc. (with one wholly owned subsidiary, Utility Center, Inc.); Arredondo Utility Company., Inc.; Blue Ridge Utility Company; Brookside Sewer District, Inc.; Cambridge Water Works, Inc.; Crystal River Utilities, Inc.; Dolomite Utilities Corp. (with one wholly owned subsidiary, Kensington Park Utilities, Inc., which in turn has one wholly owned subsidiary, Longwood Run Utilities, Inc.); Dykeer Water Company, Inc.; Earlysville Forest Water Company; Eastern Connecticut Regional Water Company, Inc.; Fairways Utilities, Inc.; Glynnwood Water Systems, Inc.; Heritage Homes of Virginia, Inc.; Indian River Water Company; Jasmine Lakes Utilities Corp.; Kaanapali Water Corporation; Kingsvale Water Company, Inc.; Lake Monticello Service Company; Lake Suzy Utility, Inc.; Land ‘Or Utility Company, Inc.; Maxim Sewerage Corporation; Mayfore Water Company, Inc.; Mountain Point Utilities, Inc.; Mountainview Water Co., Inc.; Ocala Oaks Utilities, Inc.; Rainbow Forest Water Corporation; Rayco Utilities; Reston/Lake Anne Air Conditioning Corp.; Sydnor Hydrodynamics, Inc. (with seven wholly owned subsidiaries: Alpha Water Corporation; AquaSource SL, Inc.; Caroline Utilities, Inc.; Ellerson Wells, Incorporated; James River Service Corporation; Powhatan Water Works, Incorporated; and Sydnor Water Corporation); Waccabuc Water Works Inc.; Water Distributors, Inc.; Wild Oaks Water Company, Inc.; and Willowbrook Utility Company, Inc. Except for the stock of Kaanapali Water Corporation, which is included in the sale transaction with CWSG, the stock of AquaSource Utility owned by AquaSource (and, as a result, the subsidiaries of AquaSource Utility) is included as part of the sale transaction with PSC.

AquaUtility Construction I, LLC, has one wholly owned subsidiary, AquaUtility Construction II, LLC, and is the 1% general partner of AquaUtility Construction, LP (of which AquaUtility Construction II is the 99% limited partner). AquaUtility Construction, LP, primarily performs water and wastewater construction services for AquaSource Utility, AquaSource Development and third party clients, and administers the water and wastewater lease plant program.

The Reynolds Group, directly and through its subsidiaries, owns and operates regulated utility assets (water and wastewater) and holds investments in such regulated utility companies. It also operates water and wastewater systems for third parties and provides engineering services to AquaSource-related companies and third party clients. The Reynolds Group has three wholly owned subsidiaries: Capitol Engineering, Inc.; Indiana Water Infrastructure Group, Inc.; and Reynolds Operations Corporation. Indiana Water Infrastructure Group has five wholly owned subsidiaries: Chimney Wood Sewage Works, Inc.; Wastewater One, LLC; Water One, Inc.; Wildwood Shores Utilities Corp.; and Wymberley Sanitary

Works, Inc. The Reynolds Group also owns an approximately 80% limited liability company interest in Hendricks County Wastewater, LLC. The stock of The Reynolds Group (and, as a result, the subsidiaries of The Reynolds Group) is included as part of the sale transaction with PSC.

AquaSource, AquaSource Operations, AquaSource Services—Alabama, AquaSource Services—Massachusetts and AquaSource Services—Rhode Island are organized under the laws of Delaware. AquaSource Development and AquaSource Utility are organized under the laws of Texas.

Arredondo Utility Company, Crystal River Utilities, Dolomite Utilities, Jasmine Lake Utilities, Kensington Park Utilities, Lake Suzy Utility, Longwood Run and Ocala Oaks Utilities are organized under the laws of Florida. AquaSource Utility-North Carolina, Fairways Utilities, Glynnwood Water Systems, Mountain Point, Rayco and Willowbrook Utility are organized under the laws of North Carolina. Brookside Sewer District is organized under the laws of South Carolina. Cambridge Water Works, Dykeer Water, Kingsvale Water Company, Waccabuc Water Works and Wild Oaks Water Company are organized under the laws of New York. AquaSource/CU and AquaSource/RU are organized under the laws of Missouri. AquaSource/UC is organized under the laws of Texas. Utility Center is organized under the laws of Indiana. AquaSource Utility—New Jersey and Maxim Sewerage are organized under the laws of New Jersey. AquaSource Utility—Virginia, AquaSource SL, Earlysville Forest Water Company, Heritage Homes, Indian River, Lake Monticello Service, Land ‘Or Utility, Mayfore Water Company, Mountainview Water, Rainbow Forest Water, Reston/Lake Anne Air Conditioning, Sydnor Hydrodynamics, Water Distributors, Alpha Water, Blue Ridge Utility, Caroline Utilities, Ellerson Wells, James River Service, Powhatan Water Works and Sydnor Water are organized under the laws of Virginia. Eastern Connecticut Regional Water Company is organized under the laws of Connecticut. Kaanapali Water is organized under the laws of Hawaii.

AquaUtility Construction I and II are organized under the laws of Delaware. AquaUtility Construction, LP is organized under the laws of Texas.

The Reynolds Group and all its subsidiaries are organized under the laws of Indiana.

(3) DQE Enterprises and Subsidiaries. During 2001, DQE formalized plans to monetize the DQE Enterprises business, as it is no longer consistent with DQE’s focus on core regulated utilities. DQE Enterprises has five wholly owned subsidiaries: Allegheny Development Corporation; DQE Enterprises Ventures, Inc.; Property Ventures, Ltd.; JLK Technology, Inc.; and In-Transition, Inc. (formerly On-Demand Energy, Inc.).

Allegheny Development sold the Pittsburgh International Airport energy facilities in July 2001, and no longer sells electric energy. Allegheny Development has never been a public utility company for purposes of the Pennsylvania Public Utility Code. DQE had previously, however, elected to treat Allegheny Development as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of Allegheny Development under Sections 9(a)(2) and 10 of the Act). Allegheny Development’s utility operations were located within the service territory of Duquesne Light, were integrated with those of Duquesne Light, and were related solely to the provision of energy to the airport. Allegheny Development has one wholly owned subsidiary, Keystone Power Services, LLC.

DQE Enterprises Ventures maintains and manages certain intangible investments and collects and distributes income from such investments.

Property Ventures owned real estate in southwestern Pennsylvania, but sold its last parcel in 2002 and no longer has active operations.

JLK Technology has no active operations, having liquidated its interest in Kommco, L.P., in 2002.

In-Transition provided energy-related products and services such as demand controls, energy management systems, and energy-efficient lighting.

DQE Enterprises owns approximately 40% of the voting securities of LabCor, Inc., which provides inorganic air analytical laboratory services.

DQE Enterprises, Allegheny Development, Property Ventures, Keystone and In-Transition are organized under the laws of Pennsylvania. DQE Enterprises Ventures, and JLK Technology are organized under the laws of Delaware. LabCor is organized under the laws of Oregon.

(4) DQE Energy Services and Subsidiaries. DQE Energy Services is a facilities-management company offering a wide range of energy outsourcing solutions for industrial, manufacturing, airport and institutional markets including operation and maintenance of energy and specialty fuel facilities. DQE Energy Services has seven wholly owned subsidiaries: DES Corporate Services, Inc.; DES Operating Services, Inc.; DH Energy LLC; DQE Power International, Inc.; DES Synfuel Operating Services, Inc.; MT Energy, Inc.; and DQE Synfuels, LLC.

DES Corporate Services is an employee services organization that leases professional employees to affiliates on an as-required, project-specific basis.

DES Operating Services is an employee services organization that leases union and hourly employees to affiliates on an as-required, project-specific basis. Operating Services has one wholly owned subsidiary, Defiance Energy LLC, which operates and maintains a central utilities complex for a major U.S. automobile maker’s facility in Ohio. Operating Services is the 1% general partner of DH Energy, LP (described below), and is the 1% general partner of DQE Synfuels, LP, which is currently constructing, and will operate and maintain, synthetic fuel facilities.

DH Energy LLC is the 99% limited partner in DH Energy, LP, which provides energy services to the Delmonte (formerly Heinz) factory complex in Pittsburgh, Pennsylvania. DQE has elected to treat DH Energy LLC as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of DH Energy LLC are currently integrated with those of Duquesne Light.

DQE Power International has no active operations.

DES Synfuel Operating is an employee service company that employs the union labor associated with the synthetic fuel projects operated by DQE Synfuels, LP.

MT Energy operates (but does not own) the Pittsburgh Airport energy facilities pursuant to an operating and maintenance agreement with the Allegheny County Airport Authority. DQE has elected to treat MT Energy as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

DQE Synfuels LLC has three wholly owned subsidiaries, DH Canada, Inc., MT Detroit, Inc. and Monmouth Energy Inc DH Canada provides steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario. MT Detroit, through its 50% membership interest in Metro Energy, LLC, is engaged in the construction and subsequent operation of the Midfield Terminal energy facility at the Detroit Metropolitan Airport pursuant to a construction agreement and an operating and maintenance agreement with Northwest Airlines Inc. and Charter County of Wayne Michigan. Neither MT Detroit nor Metro Energy is treated as an electric utility company for the purposes of PUHCA. Metro Energy is an EWG and discussed in Item 4 below. Monmouth Energy is an EWG and discussed in Item 4 below. DQE Synfuels is the 99% limited partner of DQE Synfuels, LP, described above.

DQE Energy Services, DES Corporate Services, DES Operating Services, DES Synfuel Operating Services, DQE Synfuels LLC, DQE Power International and MT Detroit are organized under the laws of Delaware. MT Energy, DH Energy, Inc., DH Energy, L.P., and DQE Synfuels LP are organized under the laws of Pennsylvania. DH Canada is organized under the laws of New Brunswick, Canada. Metro Energy, LLC, is organized under the laws of Michigan. Defiance Energy is organized under the laws of Ohio. Monmouth is organized under the laws of New Jersey.

(5) DQE Systems and Subsidiaries. DQE Systems is a solutions company that provides growth, efficiency and value through the delivery of telecommunications services. In 2002, DQE Systems sold its propane distribution business. DQE Systems has five wholly owned subsidiaries: DQE Communications LLC; Secure Energy, Inc.; DQEnergy Propane, Inc.; Pro Am, Inc.; and DQEnergy Partners, Inc.

DQE Communications owns, operates and maintains a high-speed, fiber optic-based transmission network for the provision of fiber to telecommunications companies and others desiring broadband capacity.

Pro Am, now inactive, was formed to act as a holding company for propane business assets, all of which have been sold. It has two inactive, wholly owned subsidiaries: Pro Am of Mississippi, Inc. and Pro Am, Inc. (a Pennsylvania corporation known as Pro Am2). DQEnergy Propane was a predecessor to Pro Am and is inactive.

Secure Energy, now inactive, was formed to conduct marketing initiatives on behalf of DQE Systems and its affiliate companies.

DQEnergy Partners, now inactive, was formed to work as a gas, electricity and water operating company, focusing on the operation of municipal and government owned utility distribution systems.

DQE Systems, DQE Communications, Secure Energy, DQEnergy Partners, DQEnergy Propane and ProAm 2 are organized under the laws of Pennsylvania. Pro Am is organized under the laws of Delaware. Pro Am of Mississippi, Inc. is organized under the laws of Mississippi.

(6) DQE Financial and Subsidiaries. DQE Financial is an investment and portfolio management organization focusing its financial expertise in structured finance and alternative-energy markets.

DQE Financial has three wholly owned subsidiaries: (i) North Shore Affordable Housing, Inc., which holds various investments and acts as general partner in certain limited partnerships, (ii) Mariner Investment Strategies, Inc., which holds investments in sale/leaseback, lease/leaseback and other structured finance investments; and (iii) Montauk Energy Capital, Inc., which holds various investment interests in landfill gas recovery and other alternative energy subsidiaries.

Mariner Investment Strategies has the following wholly owned subsidiaries:

-	Alkmaar, Inc., which is the sole beneficiary of the HVC Facility Trust No. 3 (“HVC Trust”), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

-	Diemen-Flevo Co., which is the beneficial owner of the Diemen-Flevo Trust, which is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. The subject lease transactions are passive investments.

-	Diemen No. 33 Corporation, which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

-	Holyhead Corp., which holds the beneficial interest in Stena Explorer Trust 1997-A (“Explorer Trust”), with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead also holds a beneficial interest in Stena Voyager Trust 1997-A (“Voyager Trust”), with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

-	Maasvlakte Corporation, which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the “EZH Trusts”), with the Wilmington Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

-	Monticello Two Corporation, which is the 99% limited partner of Monticello Leasing L.P., which is the beneficial owner of an unnamed trust (the “Monticello L.P. Trust”), with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company.

-	Schiphol Corporation, which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in The Netherlands known as Hemwegcentrale Unit 8.

-	Utrecht Company, which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

Mariner Investment Strategies is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to Oneok, Inc.

Mariner Investment Strategies also holds a 26.25% limited partnership interest in the Covanta Onondaga Limited Partnership (formerly, Ogden Martin Systems of Onondaga Limited Partnership). The Partnership leases and provides operations and maintenance services to a waste to energy facility in Onondaga County, NY.

Montauk Energy Capital has the following wholly owned subsidiaries:

-	EnviroGas Holdings, Inc., which is the holder of a 100% membership interest in CBM Capital, L.L.C., and LFG Capital, L.L.C. CBM Capital was formerly involved in a coal bed methane gas project in Pennsylvania. LFG Capital is engaged in landfill gas recovery projects in Pennsylvania.

-	LFG Management Services, L.L.C., which acts as manager of certain landfill gas limited liability companies.

-	The following entities that make passive investments in landfill gas recovery projects: Pigeon Point LFG, Inc.; Monteco Gas, L.L.C. (and its four wholly owned subsidiaries GSF Energy, L.L.C.; Landfill Gas Production, L.L.C.; San Antonio LGP, L.L.C.; and Dade County LGP, L.L.C.); VB LFG, L.L.C.; COP LFG, L.L.C.; CRMC Bethlehem, LLC; Roosevelt Landfill Gas Recovery, L.L.C.; Zion LFG, L.L.C.; MASS Energy L.L.C.; Glacier Ridge LFG, L.L.C.; Baltimore LFG, L.L.C.; and Chautauqua LFG, L.L.C.

Montauk Energy Capital owns a 50% limited liability company membership interest in Fresh Gas, L.L.C., which is involved in the processing and sale of landfill gas to a single utility customer on a wholesale basis. Montauk Energy Capital also owns a 50% limited liability company membership interest in each of NEO-Montauk Genco, L.L.C. and Montauk-NEO Gasco, L.L.C., which invest in landfill gas recovery projects and develop electric generation facilities. Montauk-NEO Gasco’s investments are through its 100% interest in MN San Bernardino Gasco I LLC and MN San Bernadino Gasco II LLC, which together own 100% of San Bernardino Landfill Gas Partnership.

Montauk Energy Capital also owns certain passive limited partnership interests in landfill gas recovery investments. Montauk Energy Capital owns a 50% limited liability company interest in Waste Energy Technology L.L.C., which provides landfill gas engineering, design, construction and management related services.

North Shore Affordable Housing is the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships II, III and VI L.P.; and Bushton TRG Investment Partnerships II-IV, L.P. North Shore Affordable Housing is general partner in Bushton ECH Investment Partnership I, L.P., which in turn is the managing member of Bushton Acquisition LLC. Bushton Acquisition is a limited partner in three limited partnerships that invest in affordable housing. North Shore Affordable Housing is also a limited partner in a limited partnership that invests in affordable housing. Because this limited partnership interest is nonvoting and noncontrolling, the subject limited partnership is not a subsidiary of DQE within the meaning of PUHCA. North Shore is also the 1% general partner of Monticello Leasing.

DQE Financial, North Shore Affordable Housing, Mariner Investment Strategies, Monticello Leasing, Monticello Two, Carthage Field, Utrecht, Schiphol, Alkmaar, Montauk Energy Capital, Maasvlakte, Holyhead, Diemen-Flevo, Diemen No. 33, Pigeon Point, COP LFG, Liberation I, Liberation II, EnviroGas, LFG Management, Monteco Gas, GSF Energy, Landfill Gas Production, San Antonio LGP, CRMC, Dade County LGP, Roosevelt, VB, Zion, MASS Energy, Glacier Ridge, NEO-Montauk, Montauk-NEO, Baltimore, Chautauqua, CBM, LFG Capital, MN San Bernardino Gasco I and II, San Bernardino Landfill Gas Partnership and Bushton Acquisition are organized under the laws of Delaware. Waste Energy Technology is organized under the laws of Nevada. Fresh Gas is organized under the laws of New York.

(7) DQE Capital Corporation. DQE Capital, a Delaware corporation, is a financial services company that provides financing for DQE and its affiliates.

(8) Cherrington Insurance, Ltd. Cherrington Insurance, a Bermuda corporation, provides insurance services to DQE and its affiliates.

(9) Duquesne Power Inc. Duquesne Power, a Pennsylvania corporation, was formed to explore various alternative generation supply options, but has no active operations.

(10) Brighter Light Corporation. Brighter Light, a Pennsylvania corporation, has no active operations.

ITEM 2. Properties

None of DQE, DQE Enterprises or DQE Energy Services owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

The principal properties of Duquesne Light consist of electric transmission and distribution facilities and supplemental properties and appurtenances, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. Duquesne Light owns 9 transmission substations and 561 distribution substations (367 of which are located on customer-owned land and are used to service only those customers). Duquesne Light has 592 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 16,420 circuit-miles of lines and cable. Duquesne Light also owns the closed Warwick Mine, located along the Monongahela River in Greene County, Pennsylvania.

Substantially all of Duquesne Light’s properties are subject to a mortgage lien of an Indenture of Mortgage and Deed of Trust dated as of April 1, 1992.

ITEM 3. Electric energy sold, purchased and distributed.

None of DQE, DQE Enterprises or DQE Energy Services sold, distributed or purchased (except for its own use) any kWh of electric energy during 2002.

(a)	During 2002, Duquesne Light, as provider of last resort (POLR), sold to customers approximately 10,662,324,000 kWh of electric energy at retail, with associated revenues of $465,616,195; distributed to both POLR and non-POLR customers approximately 13,780,130,000 kWh of electric energy at retail, with associated revenues of $455,889,337; and sold no electric energy at wholesale to non-utility customers. During 2002, Duquesne Light sold to other utilities approximately 194,493,000 kWh of electric energy at wholesale, with associated revenues of $6,542,555. During 2002, Allegheny Development sold no electric energy. During 2002, DH Energy sold 21,387,423 kWh of electric energy at retail to a single customer, H.J. Heinz, with associated revenues of $542,000. Although treated as an electric utility under PUHCA, MT Energy only operates the airport energy facility owned by the Allegheny County Airport Authority, and did not sell any electric energy at wholesale or retail during 2002.

(b)	During 2002, none of Duquesne Light, Allegheny Development, MT Energy or DH Energy sold at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, Allegheny Development, MT Energy and DH Energy are incorporated.

(c)	During 2002, Duquesne Light sold at wholesale approximately 18,980,000 kWh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated revenues of approximately $600,000. During 2002, none of Allegheny Development, DH Energy or MT Energy sold, or had the ability to sell, at wholesale, any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

(d)	During 2002, Duquesne Light purchased approximately 13,480,000 kWh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated expenses of approximately $820,000. During 2002, none of Allegheny Development, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

ITEM 4.  Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

(a)	DQE Enterprises holds no interest directly or indirectly in an EWG or a foreign utility company. DQE and DQE Energy Services hold no interest directly or indirectly in a foreign utility company.

Monmouth Energy, Inc. and Metro Energy LLC are the only EWGs within the DQE system.

Monmouth Energy, Inc. is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately 5.9 million standard cubic feet a day (dry basis) of landfill gas.

Metro Energy LLC is located at the Detroit Metropolitan Airport in Detroit, Michigan. Its facility is capable of producing a nominal 17 megawatts of power from three natural gas-fired reciprocating engines.

(b)	MT Detroit owns a 50% limited liability company interest in Metro Energy LLC (the remaining 50% is owned by an unrelated third party). DQE Energy Services is the sole parent of MT Detroit and of Monmouth. DQE is the sole parent of DQE Energy Services.

(c)	As of December 31, 2002, MT Detroit had contributed approximately $5.8 million to Metro Energy for construction of the facility. As of December 31, 2002, DQE Energy Services had invested approximately $11 million in Monmouth for construction of the facility. DQE has made no direct investment in either EWG.

There are no direct or indirect guarantees by DQE, DQE Energy Services or MT Detroit of Metro Energy’s or Monmouth’s security.

There is no direct or indirect recourse to DQE, DQE Energy Services, MT Detroit or any other system company for any debt or other financial obligation of Metro Energy or Monmouth.

(d)	Metro Energy’s capitalization in 2002 was approximately $11.7 million (50% of which was contributed by MT Detroit). Metro Energy’s net income after tax in 2002 was approximately $2.6 million. Monmouth’s capitalization in 2002 was approximately $11.0 million. Monmouth’s net income after tax in 2002 was approximately $192,000.

(e)	MT Detroit operates and maintains the airport energy facility on Metro Energy’s behalf under an Operations and Maintenance Agreement for a flat, monthly fee of $20,833.33. There are no other service, sales or construction contracts between Metro Energy and any system company.

There are no service, sales or construction contracts between Monmouth and any system company.

EXHIBIT A

A consolidating statement of income and surplus of DQE for 2002, together with a consolidating balance sheet of DQE as of December 31, 2002, will be filed by amendment.

A consolidating statement of income and surplus of DQE Enterprises for 2002, together with a consolidating balance sheet of DQE Enterprises as of December 31, 2001, will be filed by amendment.

A consolidating statement of income and surplus of DQE Energy Services for 2002, together with a consolidated balance sheet of DQE Energy Services as of December 31, 2002, will be filed by amendment.

Consolidating financial statements of Duquesne Light, AquaSource, DQE Systems and DQE Financial for 2002 will be filed separately pursuant to a request for confidential treatment.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to the associate companies in the holding-company system.

(Subsidiaries are indented under their immediate parent.)

DQE, Inc.

Duquesne Light Company

AquaSource, Inc.

DQE Enterprises, Inc.

DQE Energy Services, LLC

DQE Synfuels LLC

Monmouth Energy, Inc. (EWG)

MT Detroit, Inc.

Metro Energy, LLC (EWG)

DQE Systems, Inc.

DQE Financial Corp.

DQE Capital Corporation

Cherrington Insurance Ltd.

Duquesne Power Inc.

Brighter Light Corporation

Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on March 14, 2003.

ATTEST:	DQE, INC.

/s/ D.L. Rabuzzi	By:	/s/ Stevan R. Schott
D.L. Rabuzzi		Stevan R. Schott
Corporate Secretary		Vice President and Controller

CORPORATE SEAL ATTEST:	DQE ENTERPRISES, INC.

/s/ D.L. Rabuzzi	By:	/s/ Anthony F. Pekny
D.L. Rabuzzi		Anthony F. Pekny
Secretary		President

CORPORATE SEAL ATTEST:	DQE ENERGY SERVICES, LLC

/s/ D.L. Rabuzzi	By:	/s/ Philip J. Damiani
D.L. Rabuzzi		Philip J. Damiani
Secretary		President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

Morgan K. O’Brien (Name)	President and Chief Executive Officer (Title)

DQE 411 Seventh Avenue Pittsburgh, PA 15219
(Address)